

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

    Re: Yulong Eco-Materials Limited
            Amendment No. 1 to Registration Statement on Form S-1
            Filed February 13, 2015
            File No. 333-201170

Dear Mr. Zhu:

We have reviewed your registration statement and have the following comments.

Forepart of Registration Statement

1. It appears that you have checked the box indicating that the securities being registered are to be offered pursuant to Rule 415 in error. Please revise.

Risk Factors, page 6

2. Please revise to include a risk factor discussing the ongoing and projected slowdown in your collection of accounts receivable and its impact on your business. In addition, please discuss the impact of your policy of not making further sales to customers with outstanding balances, as stated on page 34, and its possible impact on your future sales.

3. You state on page 33 that you may be reliant upon funding from Mr. Zhu to meet your liquidity needs. We note that as disclosed on page 35, Mr. Zhu recently had cash needs such that you agreed to repay loans owed to him before schedule. In light of Mr. Zhu's apparent lack of liquidity, please discuss the risks raised by relying upon him as a source of funding.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 28</u>

<u>Off-balance Sheet Arrangements, page 35</u>

4. Please reconcile your statement that you have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties with your disclosure under the heading Contractual Obligations to the effect that you guaranteed bank loans of unrelated third parties in the aggregate amount of $3.1 million.

<u>Note 4 – Accounts Receivable, net, page F-17</u>

5. We note the disclosures on pages 28 and 34 regarding slower collection from customers which resulted in an increased accounts receivable balance at December 31, 2014. With reference to the aging of your accounts receivable, please explain to us the basis for not establishing an allowance for doubtful accounts and/or your basis for the confidence in your customers' ability to pay, as stated on page 34.

<u>Exhibit Index, page II-4</u>

6. We note your disclosure on page 33 that your founder has agreed to fund you on an as-needed basis. Please file this agreement as a material contract. If this commitment on behalf of Mr. Zhu is not binding, please clarify that.

7. Please file a consent of Alice Io Wai Wu pursuant to Rule 438 of Regulation C of the Securities Act of 1933.

8. Please file the director offer letter with Mr. Harlan as an exhibit.

You may contact Patricia Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
        LKP Global Law, LLP